Form 10-K, Exhibit 13
period 1995-06-30
IMMUNOMEDICS INC
filed 1995-09-27
CIK 722830

                                IMMUNOMEDICS, INC.
                              Selected Financial Data


in thousands except per share amounts      1995      1994      1993      1992      1991
______________________________________  ________  ________  ________  ________  ________
Total revenues                          $  3,189  $  4,237  $  5,055  $  8,810  $  2,100
Total operating expenses                  14,593    19,293    14,482    10,198     6,688
Net loss                                 (11,404)  (15,056)   (9,427)   (1,388)   (4,588)
Net loss per share                         (0.38)    (0.50)    (0.32)    (0.05)    (0.20)
Weighted average shares outstanding       30,098    30,051    29,420    26,461    23,201
Cash, cash equivalents and
  marketable securities                 $ 22,814  $ 25,230  $ 41,813  $ 50,288  $  9,966
Total assets                              28,224    31,833    46,165    53,687    12,145
Stockholders' equity<F1>                  23,629    27,395    42,622    51,735     6,376

<F1> The Company has not paid cash dividends on its Common Stock since its inception.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
Since its inception, the Company has been engaged primarily in the research and development of proprietary products relating to the detection, diagnosis and treatment of cancer, and more recently infectious diseases. In April 1991, the Company filed a Product License Application ("PLA") with the U.S. Food and Drug Administration ("FDA") seeking approval to manufacture and market, in the United States, CEA-Scan , an in vivo colorectal cancer imaging product. In May 1994, the Company received a letter from the FDA indicating that the PLA for CEA-Scan for colorectal cancer imaging was not approvable at that time. In July 1994, the Company met with FDA officials to review the status of CEA-Scan and believes it reached an understanding with the FDA that the results of the Phase III pivotal clinical trial would be further analyzed to ascertain potentially approvable claims for the product and what additional steps would need to be taken to achieve approvability. In March 1995, the Company submitted a response to the FDA's questions, including an analysis suggesting that CEA-Scan will be useful in the pre-surgical evaluation of recurrent colorectal cancer patients, particularly in the assessment of tumor respectability for these patients. In September 1995, the FDA scheduled the Company to present clinical trial data on CEA-Scan to the Oncology Drugs Advisory Committee ("ODAC") on October 17, 1995. At the same time, the FDA sent an action letter to the Company requesting clarification of the data, additional information, and additional analyses which the Company had provided in response to the FDA's May 1994 letter. Accordingly, the status of the Company's PLA remained not-yet-approvable at the time of its notification of the ODAC presentation. The FDA could delay the meeting if, upon receipt of the clarification to be provided by the Company, the FDA deems it needs more time to analyze the data or that the data do not support the clinical efficacy of the product. It is the Company's intention to present data to the ODAC supporting the use of CEA-Scan to better define the spread of colorectal cancer and provide the surgeon with more complete diagnostic information, helping to avoid unnecessary surgery in patients who would not benefit from the procedure. In February 1992, the Company filed with the Health Protection Branch ("HPB") to market CEA-Scan in Canada. In March 1992, the Company filed with the Committee for Proprietary Medicinal Products ("CPMP") to market the product in Europe. In December 1994, the Company received notification from the Department of Health Medicines Control Agency ("MCA") in the United Kingdom that the Company's manufacturing operations are in general compliance with the guidelines of Good Manufacturing Principles ("cGMP"). The Company continues to work diligently with the U.S. and foreign regulatory authorities and remains fully committed to the eventual approval of CEA-Scan in the U.S., Europe and Canada. However, no assurance can be given as to if or when any such approvals could be forthcoming.

  With respect to LeukoScan , an in vivo infectious disease diagnostic imaging product, the Company has filed for regulatory approval with the European Medicines Evaluation Agency ("EMEA"), seeking approval to market the product in all fifteen countries which are members of the European Union. The application seeks approval for LeukoScan to be used in the detection and diagnosis of osteomyelitis (bone infection) in long bones and diabetic foot ulcers. In March 1995, the Company held a pre-PLA filing meeting with FDA officials to obtain input from the FDA on proposed claims for the product. As a result of the meeting, the Company is conducting further analysis of its Phase III clinical data for the bone infection and diabetic foot ulcer indications and has discussed with the FDA a filing and clinical trial strategy, which includes the continued enrollment of patients into the Phase III trial for these indications. Accordingly, the earliest the Company believes it will be in a position to file a PLA for LeukoScan with the FDA is the fourth quarter of calendar year 1995. Meanwhile, Phase III trials for infected prosthesis and appendicitis are continuing, and the Company is examining other applications for the product. As with all regulatory filings, there can be no assurance that such filings will be acceptable for review, or ultimately approved, by the FDA.

  The Company is also engaged in developing other biopharmaceutical products, which are in various stages of development and clinical testing. The Company has not achieved profitable operations and does not anticipate achieving profitable operations during fiscal year 1996. The Company will continue to experience operating losses until such time as it is able to generate sufficient revenues from sales of its proposed in vivo products. Further, the Company's working capital will continue to decrease until such time as the Company is able to generate positive cash flow from operations or until such time, if at all, as the Company receives an additional infusion of cash from the sale of the Company's securities or from corporate alliances to finance the Company's operating expenses and capital expenditures.

Results of Operations
Fiscal Year 1995 Compared to Fiscal Year 1994
Revenues for the fiscal year ended June 30, 1995 were $3,189,000 as compared to $4,237,000 in fiscal year 1994, representing a decrease of $1,048,000. Sales and royalties on the Company's in vitro diagnostic products represented $193,000 of the decrease in revenues for fiscal year 1995 as compared to fiscal year 1994. In June 1994, the Company assigned, to an independent third party, all of the Company's manufacturing and marketing rights associated with its in vitro diagnostic products, excluding those rights relating to the Company's HAMA in vitro diagnostic product. In exchange for assigning these rights, the Company is to receive royalty payments through June 2003 on annual sales derived from such products and recorded $120,000 in royalties during fiscal year 1995. Interest income in fiscal year 1995 as compared to fiscal year 1994 decreased by $321,000, primarily as a result of reduced levels of cash available for investments. (See "Liquidity and Capital Resources.") Revenues in fiscal year 1995 include $1,665,000 of research and development and milestone payments received from Pharmacia, Inc. ("Pharmacia" formerly Adria Laboratories Division of Erbamont, Inc.), as compared to $2,250,000 of such revenue recorded in fiscal year 1994. (See "Liquidity and Capital Resources.")

  Total operating expenses for the fiscal year ended June 30, 1995 were $14,593,000 as compared to $19,293,000 in fiscal year 1994, representing a decrease of $4,700,000. Research and development costs for the fiscal year ended June 30, 1995 decreased by $2,206,000 as compared to the same period in 1994 due to decreased in vivo product manufacturing, clinical and regulatory, and research and development costs of $1,263,000, $524,000 and $419,000, respectively. The Company's decrease in manufacturing costs of $1,263,000 was due principally to the completion of activities directed at the validation and qualification of the Company's interim manufacturing process and facility for CEA-Scan . The decrease in clinical and regulatory costs of $524,000 resulted principally from the lower costs associated with patient enrollment in Phase III clinical trials for LeukoScan in fiscal year 1995, as well as the reduced costs associated with regulatory reviews for CEA-Scan . The decrease in research and development costs of $419,000 was due, in part, to reduced support for the Center for Molecular Medicine and Immunology ("CMMI") in fiscal year 1995 as compared to fiscal year 1994 (see Note 9 to Financial Statements).

  General and administrative costs for the fiscal year ended June 30, 1995 decreased by $2,333,000 as compared to the same period in 1994. This was largely due to a decrease in legal expenses of $1,631,000, principally associated with patent-related activities.

  Net loss for the year ended June 30, 1995 was $11,404,000, or $0.38 per share, as compared to a net loss of $15,056,000, or $0.50 per share in fiscal year 1994. The lower net loss resulted principally from decreased expenditures in manufacturing, clinical, and legal activities. Lower revenues, as explained above, partly offset the positive impact the lower operating expenses had on the net loss.

Fiscal Year 1994 Compared to Fiscal Year 1993
Revenues for the fiscal year ended June 30, 1994 were $4,237,000 as compared to $5,055,000 in fiscal year 1993, representing a decrease of $818,000. Sales of the Company's in vitro diagnostic products represented $655,000 of the decrease in revenues for fiscal year 1994 as compared to fiscal year 1993. In vitro product sales in fiscal year 1993 included sales of $395,000 through an international distributor whose distribution agreement expired in March 1993. Interest income in fiscal year 1994 as compared to 1993 decreased by $551,000, primarily as a result of reduced levels of cash available for investments. (See "Liquidity and Capital Resources.") Revenues in fiscal year 1994 included $2,250,000 of research and development and milestone payments received from Pharmacia, as compared to $1,000,000 of such revenue recorded in fiscal year 1993. Fiscal year 1993 revenues also included $1,000,000 of non-refundable license fees received from Pharmacia. (See "Liquidity and Capital Resources.")

  Total operating expenses for the fiscal year ended June 30, 1994 were $19,293,000 as compared to $14,483,000 in fiscal year 1993, representing an increase of $4,810,000. Research and development costs for the fiscal year ended June 30, 1994 increased by $4,059,000 as compared to the same period in 1993. This increase is due to increased in vivo product manufacturing, clinical and regulatory, and research and development costs of $1,155,000, $2,190,000 and $1,470,000, respectively. The Company's increase in manufacturing costs of $1,155,000 was due to increased pre-commercial manufacturing activities, scaling-up and validating the manufacturing process for CEA-Scan for colorectal cancer imaging and LeukoScan for infectious disease imaging. The increase in clinical and regulatory costs of $2,190,000 resulted principally from the costs associated with the acceleration and completion of Phase III clinical trials for LeukoScan and the ongoing regulatory reviews for CEA-Scan . The increase in research and development costs of $1,470,000 is due, in part, to the Company's antibody humanization program.

  General and administrative costs for the fiscal year ended June 30, 1994 increased by $1,062,000 as compared to the same period in 1993, including an increase in legal costs of $1,015,000 associated with patent-related activities.

  Net loss for the year ended June 30, 1994 was $15,056,000, or $0.50 per share, as compared to $9,427,000, or $0.32 per share in fiscal year 1993. This change principally results from expenditures associated with increased manufacturing, clinical and regulatory and research and development activities, and decreased revenues, as explained above.


Liquidity and Capital Resources
  At June 30, 1995, the Company had working capital of $18,907,000, representing a decrease of $2,973,000 from June 30, 1994, and had no long-term debt other than certain lease obligations (see Note 11 to Financial Statements). The decrease in working capital resulted principally from the net loss during fiscal year 1995 of $11,404,000, partially offset by cash received from a financing transaction in January 1995.

  On January 18, 1995, the Company completed an equity financing pursuant to Regulation S under the Securities Act of 1933, pursuant to which a group of investors purchased 150,000 shares of non-dividend paying Series B Convertible Preferred Stock (the "Series B Preferred") for $7,500,000. At the Company's option, one investor was to purchase, in June 1995, an additional 50,000 shares of the Series B Preferred for $2,500,000, under substantially the same terms and conditions of the original offering, provided that the average price of the Company's common stock was equal to or greater than $2.75 per share during the 20-day trading period immediately preceding the exercise date of such option. This condition was not met, and the additional 50,000 shares of Series B Preferred were not purchased by the investor. The terms of the transaction allow the investors, at their discretion, to convert the Series B Preferred into shares of the Company's common stock during a twenty-two month period beginning in March 1995, at pre-determined discounts from the average market price per share over a 40-day trading period surrounding the date of conversion. As of June 30, 1995, 25,473 shares of Series B Preferred had been converted into 544,116 shares of the Company's common stock. In July and August 1995, an additional 80,820 shares of Series B Preferred were converted into 1,545,929 shares of common stock. The proceeds from this financing transaction will assist the Company in fulfilling its plans to file for U.S. and European regulatory approval to market LeukoScan , advance CEA-Scan through the regulatory review process and initiate clinical trials for cancer therapeutic products under development.

  On August 2, 1995, the Company announced that its Development and License Agreement with Pharmacia was terminated. Pursuant to this Agreement, which had originated in July 1991, the Company had granted to

Pharmacia an exclusive license to market and sell its CEA-Scan , AFP-Scan and LymphoScan products for certain specified indications in the United States and Canada. Also pursuant to this Agreement, in fiscal 1993 the Company received non-refundable license fees of $1,000,000, which were recorded as revenue when received, and earned research and development revenue of $1,665,000 and $2,000,000 during the years ended June 30, 1995 and 1994, respectively. In June 1994, the Company and Pharmacia, in the context of discussions directed towards restructuring their relationship, agreed to release Pharmacia from its obligations and for the Company to regain its marketing and selling rights for AFP-Scan and LymphoScan , whereby the Company assumed financial responsibility for all future clinical, marketing and selling activities for these products. In August 1995, the Company regained the North American marketing and selling rights for CEA-Scan from Pharmacia. The Company is discussing with Pharmacia the amount of a final payment by Pharmacia to the Company to satisfy remaining obligations. Similarly, the Company assumed financial responsibility for all future clinical, marketing and selling activities for CEA-Scan . The Company is now discussing the licensing of certain North American marketing and selling rights to CEA-Scan with other potential partners.

  In March 1995, the Company signed a license agreement with Mallinckrodt Medical B.V., ("Mallinckrodt"), a leading producer and distributor of radiopharmaceuticals in Europe. Under the terms of the agreement, Mallinckrodt will market, sell and distribute CEA-Scan throughout Western Europe and in select Eastern European countries, subject to receipt of regulatory approval in the specified countries. In addition, the Company will manufacture CEA-Scan , for which Mallinckrodt will pay the Company a pre-determined royalty.

  In February 1994, the Company entered into a master lease agreement, which was subsequently amended, pursuant to which the Company may lease equipment for research, development and manufacturing purposes having an aggregate acquisition cost of up to $2,200,000. The basic lease payments under the master lease agreement are determined based on current market rates of interest at the inception of each equipment schedule take-down, and are payable in monthly installments over a four-year period. The lease agreement contains an early purchase option, at an amount which is deemed to be fair value, exercisable no later than ninety days before the thirty-sixth installment is due. Under the lease agreement, continued compliance with certain financial ratios is required and, in the event of default, the Company will be required to provide an irrevocable letter of credit which is generally equal to the outstanding balance of lease payments due at the time of default. As of June 30, 1995, the Company has leased equipment aggregating $1,466,000 under the master lease agreement and recorded lease expense for fiscal year 1995 of $332,000.

  The Company has committed approximately $2,700,000 for the design, construction and equipping of a commercial manufacturing facility at its Morris Plains, NJ headquarters. The facility will consist of four independent antibody manufacturing suites, several support areas, and a quality control ("QC") laboratory. The Company is also obligated under two operating leases for facilities used for research and development, manufacturing, and office space. Total commitments for fiscal year 1996 under these leases and the equipment lease described above are $878,000.

  The Company's liquid asset position, as measured by its cash, cash equivalents and marketable securities, was $22,814,000 at June 30, 1995, representing a decrease of $2,416,000 from June 30, 1994. It is anticipated that working capital and cash, cash equivalents, and marketable securities will continue to decrease during fiscal year 1996 as a result of planned operating expenses and capital expenditures. At present, the Company believes that its financial resources will be sufficient to fund anticipated operating expenses and capital expenditures through calendar year 1996. The Company intends to supplement its financial resources from time to time, as market conditions permit, through additional financing and through collaborative marketing and distribution agreements. In addition, the Company continues to evaluate various programs to raise additional capital and to seek additional revenues from the licensing of its proprietary technology. At the present time, the Company is unable to determine whether any of these activities will be successful and, in such cases, the terms and timing of any definitive agreements or financing. There can be no assurance that the Company will be able to obtain additional funds in the future.

                                IMMUNOMEDICS, INC.
                                  Balance Sheets

June 30,                                                  1995          1994
_____________________________________________________ ____________  ____________
ASSETS
Current Assets:
     Cash and cash equivalents                        $  7,162,837     6,371,245
     Marketable securities                              15,651,369    18,858,609
     Other current assets                                  687,674     1,087,452
                                                      ____________  ____________
          Total Current Assets                          23,501,880    26,317,306

Property and Equipment, net of accumulated
    depreciation of $4,427,000 and $3,490,000 at
    June 30, 1995 and 1994, respectively                 4,722,604     5,515,729
                                                      ____________  ____________
                                                      $ 28,224,484    31,833,035


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                    1,932,908     2,191,315
     Other current liabilities                           2,662,401     2,246,299
                                                      ____________  ____________
          Total current liabilities                      4,595,309     4,437,614

Commitments and Contingencies
Stockholders' Equity:
     Preferred stock; $.01 par value, authorized
      10,000,000 shares; Series B convertible,
      authorized 200,000 shares;
      issued and outstanding 124,527 shares
      at June 30, 1995                                       1,245             0
     Common stock; $.01 par value, authorized
      50,000,000 shares; issued and outstanding
      30,624,585 and 30,055,469 shares at
      June 30, 1995 and 1994, respectively                 306,246       300,555
     Capital contributed in excess of par               72,098,771    64,676,957
     Accumulated deficit                               (48,781,384)  (37,377,656)
     Accumulated net unrealized gain/(loss)
       on securities                                         4,297      (204,435)
                                                      ____________  ____________
                                                        23,629,175    27,395,421
                                                      ____________  ____________
                                                      $ 28,224,484    31,833,035

See Accompanying Notes to Financial Statements

                              IMMUNOMEDICS, INC.
                           Statements of Operations
Years Ended June 30,              1995           1994           1993
____________________________ _____________  _____________  _____________
REVENUES:
 Product sales and royalties $     201,006  $     394,039  $   1,049,127
 Research & development          1,878,500      2,412,500      1,025,000
 License fees                            0              0      1,000,000
 Interest                        1,109,721      1,430,276      1,981,074
                             _____________  _____________  _____________
                                 3,189,227      4,236,815      5,055,201

COSTS AND EXPENSES:
 Cost of goods sold                 41,829        202,930        514,072
 Research & development         12,491,847     14,698,025     10,638,998
 General and administrative      2,059,279      4,391,831      3,329,521
                             _____________  _____________  _____________
                                14,592,955     19,292,786     14,482,591
                             _____________  _____________  _____________
Net loss                     $ (11,403,728)   (15,055,971)    (9,427,390)
                             _____________  _____________  _____________
Net loss per share           $       (0.38)         (0.50)         (0.32)
                             _____________  _____________  _____________
Weighted average number of
  shares outstanding            30,097,584     30,051,434     29,419,933

See Accompanying Notes to Financial Statements

                                IMMUNOMEDICS, INC.
                    Statements of Changes in Stockholders' Equity
                                                                                                   Accumulated
                                 Convertible                            Contributed                 Realized
                               Preferred Stock        Common Stock       in Excess   Accumulated   Gain/(Loss)
                              Shares     Amount     Shares     Amount     of Par       Deficit    On Securities     Total
____________________________ _________  ________  __________  ________  ___________  ___________  _____________  ____________
Balance, at June 30, 1992       80,000  $    800  28,146,244 $ 281,462   64,347,381  (12,894,295)             0    51,735,348
 Issuance of common stock in
    exchange for convertible
    preferred stock
    (Series A), net            (80,000)     (800)  1,777,600    17,776      (34,342)           0              0       (17,366)
 Exercise of options to
    purchase common stock            0         0     116,375     1,164      329,758            0              0       330,922
 Net loss                            0         0           0         0            0   (9,427,390)             0    (9,427,390)
                              ________  ________  __________ _________  ___________  ___________  _____________  ____________
Balance, at June 30, 1993            0         0  30,040,219   300,402   64,642,797  (22,321,685)             0    46,621,514
 Exercise of options to
    purchase common stock            0         0      15,250       153       34,160            0              0        34,313
 Net unrealized loss
    on securities                    0         0           0         0            0            0       (204,435)     (204,435)
 Net loss                            0         0           0         0            0  (15,055,971)             0   (15,055,971)
                              ________ _________  __________ _________  ___________  ___________  _____________  ____________
Balance, at June 30, 1994            0         0  30,055,469   300,555   64,676,957  (37,377,656)      (204,435)   27,395,421
 Issuance of convertible
    preferred stock
    (Series B), net            150,000     1,500           0         0    7,371,000            0              0     7,372,500
 Issuance of common stock in
    exchange for convertible
    preferred stock
    (Series B), net            (25,473)     (255)    544,116     5,441       (5,186)           0              0             0
 Exercise of options to
    purchase common stock            0         0      25,000       250       56,000            0              0        56,250
 Net unrealized loss
    on securities                    0         0           0         0            0            0        208,732       208,732
 Net loss                            0         0           0         0            0  (11,403,728)             0   (11,403,728)
                              ________  ________  __________ _________  ___________  ___________  _____________  ____________
Balance, at June 30, 1995      124,527  $  1,245  30,624,585 $ 306,246   72,098,771  (48,781,384)         4,297    23,629,175

See Accompanying Notes to Financial Statements

                             IMMUNOMEDICS, INC.
                          Statements of Cash Flows
Years Ended June 30,                                      1995           1994           1993
____________________________________________________ _____________  _____________  _____________

Cash Flows Used In Operating Activities:

  Net Loss                                           $ (11,403,728)   (15,055,971)    (9,427,390)
  Adjustment to reconcile net loss to net
   cash used in operating activities:

    Depreciation and amortization                          937,107      1,042,307        632,898
    Amortization of bond premium                           113,318        311,245        236,051
    Changes in operating assets and liabilities:
      Other current assets                                 399,778        444,619       (419,706)
      Accounts payable                                    (258,407)       716,747        626,255
      Other current liabilities                            416,102        206,591      1,011,953
                                                     _____________  _____________  _____________
      Net cash used in operating activities          $  (9,795,830)   (12,334,462)    (7,339,939)

Cash Flows Provided By Investing Activities:

  Purchase of marketable securities                    (11,639,212)   (20,493,754)   (31,118,526)
  Proceeds from maturities of marketable securities     14,691,866     27,097,771     34,802,727
  Proceeds from sale of marketable securities              250,000      5,274,305      4,235,039
  Additions to property and equipment                     (143,982)    (1,875,821)    (1,166,514)
                                                     _____________  _____________  _____________
      Net cash provided by investing activities          3,158,672      8,140,561      6,752,726

Cash Flows Provided By Financing Activites:

  Issuance of convertible preferred
     stock (Series B), net                               7,372,500              0              0
  Cost of conversion of preferred stock (Series A)               0              0        (17,366)
  Exercise of stock options                                 56,250         34,313        330,922
  Principal payments of long-term debt                           0        (29,486)       (45,635)
                                                     _____________  _____________  _____________
      Net cash provided by financing activities          7,428,750          4,827        267,921

Increase/(Decrease) In Cash And Cash Equivalents           791,592     (4,189,074)      (319,292)

Cash And Cash Equivalents, At Beginning Of Year          6,371,245     10,560,319     10,879,611
                                                     _____________  _____________  _____________
Cash And Cash Equivalents, At End Of Year            $   7,162,837      6,371,245     10,560,319

See Accompanying Notes to Financial Statements

Notes to Financial Statements

1. Business Overview
Immunomedics, Inc. (the "Company") is engaged in researching, developing, manufacturing and marketing biopharmaceutical products, particularly antibody-based diagnostics and therapeutics for cancer and infectious diseases.

  The Company's operations encompass all the risks inherent in developing and expanding a new business enterprise, including: (1) a limited operating history and uncertainty regarding the timing and amount of future revenues to be derived from the Company's technology; (2) obtaining future capital as needed; (3) attracting and retaining key personnel; and (4) a business environment with heightened competition, rapid technological change and strict government regulation.

2. Summary of Significant Accounting Policies
Cash Equivalents and Marketable Securities
The Company considers all highly liquid investments with maturities of three months or less, at the time of purchase, to be cash equivalents.

  The Company's investments in marketable securities are available for sale to fund growth in operations as the Company moves toward commercialization of its products. The Company, subject to changes in market conditions, does not intend to hold all marketable securities to their maturity dates and, accordingly, the portfolio has been classified as a current asset. The portfolio primarily consists of U.S. government securities, corporate bonds, and equity securities.

Concentration of Credit Risk
The Company invests its cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity. These guidelines are periodically reviewed to take advantage of trends in yields and interest rates.

Property and Equipment
Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives (5 -10 years) of the respective assets.

Revenue Recognition
Payments received under contracts to fund certain research activities are recognized as revenue in the period in which the research activities are performed. Payments received in advance which are related to future performance are deferred and recognized as revenue when the research projects are performed.

  Non-refundable payments received under licensing arrangements are recognized as revenue in the period in which they are received.

  Revenue from the sale of in vitro diagnostic products is recognized at the time of shipment.

Research and Development Costs
Research and development costs are expensed as incurred.

Income Taxes
Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards Number 109 ("SFAS No. 109") relating to the accounting for income taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities relating to the expected future tax consequences of events that have been recognized in the Company's financial statements and tax returns. The Company has not recorded any tax benefits associated with its net deferred tax assets, and therefore the implementation of this Statement did not have a material effect on the Company's financial position or results of operations. Prior years' financial statements have not been restated (see Note 8).

Net Loss Per Share
Net loss per share is based upon the weighted average number of common shares outstanding. Common share equivalents, consisting of outstanding stock options and convertible preferred stock, are not included in the computations since the effect would be antidilutive.

Reclassification
Certain 1994 and 1993 balances have been reclassified to conform to the 1995 presentation.

3. Marketable Securities
Effective June 30, 1994, the Company adopted Statement of Financial Accounting Standards Number 115 ("SFAS No. 115"), "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting this statement was not material. Under this new accounting standard, securities for which there is not the positive intent and ability to hold to maturity are classified as available-for-sale and are carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. The Company considers all of its current investments to be available-for-sale. Consequently, pursuant to SFAS No. 115, a $4,000 unrealized holding gain and a $204,000 unrealized holding loss have been recorded in a separate component of stockholders' equity as of June 30, 1995 and 1994, respectively. Marketable securities at June 30, 1995 and 1994 consist of the following:

                                                          Fair      Unrealized
                                                Cost      Market     Holding
June 30, 1995:                                  Basis     Value    Gain/(Loss)
__________________________________________ ___________ ___________ ___________
Securities with contractual maturities
  from date of acquisition of one year
  or less:
U.S. Debt Securities                       $ 5,631,000   5,676,000      45,000
Equity Securities                              541,000     479,000     (62,000)
                                           ___________ ___________ ___________
                                           $ 6,172,000   6,155,000     (17,000)

Securities with contractual maturities
  from date of acquisition greater than
  one year:
U.S. Debt Securities                       $ 6,722,000   6,721,000      (1,000)
Corporate Debt Securities                    2,753,000   2,775,000      22,000
                                           ___________ ___________ ___________
                                             9,475,000   9,496,000     (21,000)
                                           ___________ ___________ ___________
Total Marketable Securities                $15,647,000  15,651,000       4,000



                                                          Fair      Unrealized
                                                Cost      Market     Holding
June 30, 1994:                                  Basis     Value    Gain/(Loss)
__________________________________________ ___________ ___________ ___________
Securities with contractual maturities
  from date of acquisition of one year
  or less:
U.S. Debt Securities                       $ 8,116,000   8,128,000      12,000
Corporate Dept Securities                    2,693,000   2,688,000      (5,000)
Equity Securities                              534,000     450,000     (84,000)
                                           ___________ ___________ ___________
                                           $11,343,000  11,266,000     (77,000)

Securities with contractual maturities
  from date of acquisition greater than
  one year:
U.S. Debt Securities                       $ 4,952,000   4,843,000    (109,000)
Corporate Debt Securities                    2,768,000   2,750,000     (18,000)
                                           ___________ ___________ ___________
                                             7,720,000   7,593,000    (127,000)
                                           ___________ ___________ ___________
Total Marketable Securities                $19,063,000  18,859,000    (204,000)

4. Other Current Assets
Included in other current assets is accrued interest income earned on marketable securities and cash equivalents of approximately $231,000 and $306,000 at June 30, 1995 and 1994, respectively. Also included in other current assets at June 30, 1994 is a receivable for $500,000 from a corporate partner, which was recorded as income in fiscal year 1994 for research and development funding pursuant to a Development and License Agreement (see Note 10). The Company received the $500,000 payment in July 1994.

5. Property and Equipment
Property and equipment consists
   of the following at June 30:                 1995          1994
_________________________________________  ____________  ____________
Machinery and equipment                    $  2,936,000     2,962,000
Leasehold improvements                        5,199,000     5,101,000
Furniture and fixtures                          530,000       520,000
Computer equipment                              485,000       423,000
                                           ____________  ____________
                                              9,150,000     9,006,000

Accumulated depreciation and amortization    (4,427,000)   (3,490,000)
                                           $  4,723,000     5,516,000


6. Other Current Liabilities
Included in other current liabilities are amounts payable to medical institutions participating in the Company's clinical trial programs of approximately $468,000 and $612,000 at June 30, 1995 and 1994,
respectively. Also included are amounts payable to various legal counsel of approximately $284,000 and $400,000, and accrued health insurance liabilities of approximately $252,000 and $130,000 at June 30, 1995 and 1994, respectively. Further, included at June 30, 1995 is $912,000 received from a corporate partner for the funding of ongoing clinical trials (see
Note 10).

7. Stockholders' Equity
On November 8, 1990, at the Company's Annual Meeting of Stockholders, the Company's stockholders ratified a proposal to amend the Certificate of Incorporation of the Company to authorize 10,000,000 shares of preferred stock at $.01 par value per share. The preferred stock may be issued from time to time in one or more series, with such distinctive serial designations, rights and preferences as shall be determined by the Board of Directors.

  In March 1991, the Company completed a $4 million private placement of 80,000 shares of non-dividend paying Series A Convertible Preferred Stock ("Series A Preferred") at $50 per share. On October 9, 1992, the holders of the Company's Series A Preferred (the "Preferred Shareholders") converted all 80,000 outstanding preferred shares into common stock of the Company. Each share of Series A Preferred was convertible into 22.22 shares of common stock of the Company; accordingly, 1,777,600 shares of common stock were issued to the Preferred Shareholders in exchange for the 80,000 shares of Series A Preferred, all of which were canceled.

  On January 18, 1995, the Company completed an equity financing pursuant to Regulation S under the Securities Act of 1933, pursuant to which a group of investors purchased 150,000 shares of non-dividend paying Series B Convertible Preferred Stock (the "Series B Preferred") for $7,500,000. At the Company's option, one investor was to purchase, in June 1995, an additional 50,000 shares of the Series B Preferred for $2,500,000, under substantially the same terms and conditions of the original offering, provided that the average price of the Company's common stock was equal to or greater than $2.75 per share during the 20-day trading period immediately preceding the exercise date of such option. This condition was not met, and the additional 50,000 shares of Series B Preferred were not purchased by the investor. The terms of the transaction allow the investors, at their discretion, to convert the Series B Preferred into shares of the Company's common stock during a twenty-two month period beginning in March 1995, at pre-determined discounts from the average market price per share over a 40-day trading period surrounding the date of conversion. As of June 30, 1995, 25,473 shares of Series B Preferred had been converted into 544,116 shares of the Company's common stock. In July 1995, an additional 16,632 shares of Series B Preferred were converted into 376,244 shares of common stock.

  Under the terms of the Company's 1983 Stock Option Plan, as amended
(the "1983 Plan"), stock options were granted to employees and members of the Board of Directors, as determined by the Compensation Committee of the Board of Directors, at fair market value, become exercisable at 25% per year on each of the first through fourth anniversaries of the date of grant, and terminate if not exercised within ten years. In June 1993, the 1983 Plan expired. On November 5, 1992, at the Company's Annual Meeting of Stockholders, adoption of the Company's 1992 Stock Option Plan (the "1992 Plan") was ratified. The basic terms of the 1992 Plan are substantially similar to those under the Company's 1983 Plan. Under the 1992 Plan, 3,000,000 shares were originally reserved for possible future issuance upon exercise of stock options, of which 1,777,000 were still available at June 30, 1995 for future grant. At June 30, 1995, 3,577,000 shares of common stock were reserved for possible future issuance upon exercise of stock options outstanding and future stock option grants.

  Pursuant to the terms of the 1992 Plan, each outside Director of the Company who had been a Director prior to July 1 is granted, on the first business day of July each year, an option to purchase 10,000 shares of the Company's common stock at fair market value. On July 3, 1995, 60,000 stock options were granted to these Directors.

  On April 11, 1995, the Compensation Committee of the Board of Directors granted the Company's employees the opportunity to terminate their existing options and receive new options at fair market value of the Company's common stock on April 11, 1995, with a corresponding recommencement of vesting. Accordingly, options to purchase 790,000 shares were terminated and an equal number of new options were issued, which is reflected in the table below.

  Information concerning options for the years ended June 30, 1995, 1994 and 1993 is summarized as follows:
                                                   1995
                                          Shares         Option Price Range
                                      ___________        __________________
Outstanding, July 1, 1994               1,655,750          $ 2.25 - 10.75
Granted                                 1,214,000            2.63 - 13.38
Exercised                                 (25,000)                   2.25
Terminated                             (1,044,750)           2.25 - 19.13
                                      ___________        __________________
Outstanding, June 30, 1995              1,800,000          $ 2.25 - 10.75
                                      ___________
Exercisable, June 30, 1995                558,750

                                                   1994
                                          Shares         Option Price Range
                                      ___________        __________________
Outstanding, July 1, 1993               1,675,500          $ 2.25 - 10.75
Granted                                   461,000            3.63 - 17.12
Exercised                                 (15,250)                   2.25
Terminated                               (465,500)           2.25 - 10.75
                                      ___________        __________________
Outstanding, June 30, 1994              1,655,750          $ 2.25 - 10.75
                                      ___________
Exercisable, June 30, 1994                771,000

                                                   1993
                                          Shares         Option Price Range
                                      ___________        __________________
Outstanding, July 1, 1992               1,656,750          $ 2.25 - 18.13
Granted                                   380,000            6.12 - 10.75
Exercised                                (116,375)           2.25 - 17.88
Terminated                               (244,875)           2.25 - 19.63
                                      ___________        __________________
Outstanding, June 30, 1993              1,675,500          $ 2.25 - 10.75
                                      ___________
Exercisable, June 30, 1993                462,750

8. Income Taxes
The Company adopted SFAS No. 109 effective July 1, 1993. Pursuant to the accounting standard, the tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets as of June 30, 1995 and 1994 are presented below:

                                               1995           1994
                                         _____________  _____________
Deferred tax assets:
  Net operating loss carry forwards      $  18,882,000     14,100,000
  Research and development credits           2,640,000      2,693,000
  Property and equipment                       226,000        160,000
  Other                                         62,000          6,000
                                         _____________  _____________
  Total                                     21,810,000     16,959,000
Valuation allowance                        (21,810,000)   (16,959,000)
                                         _____________  _____________
Net deferred taxes                       $           0              0

  The valuation allowances for fiscal year 1995 and 1994 have been applied to offset the deferred tax assets in recognition of the uncertainty that such tax benefits will be realized. The June 30, 1994 valuation allowance includes $6,500,000 relating to fiscal year 1994 operations.

  At June 30, 1995, the Company has available net operating loss carryforwards for Federal and state income tax reporting purposes of approximately $47,289,000 and $46,730,000, respectively. These carryforwards expire beginning in 1998. The Company made no payments of Federal or state income taxes during the years ended June 30, 1995, 1994 and 1993.


9. Related-Party Transactions
The Center for Molecular Medicine and Immunology ("CMMI") is a not-for-profit corporation, established in 1983 by Dr. David M. Goldenberg, Chairman of the Board, Chief Executive Officer and the major shareholder of the Company. CMMI is devoted primarily to cancer research.

  Dr. Goldenberg currently serves as the President of CMMI pursuant to an employment agreement and devotes substantially more of his working time to CMMI than to the Company. Allocations between CMMI and the Company regarding research projects are overseen by the Board of Trustees of CMMI and the Board of Directors of the Company, excluding Dr. Goldenberg, to minimize potential conflicts of interest. Certain employees of CMMI serve as consultants to the Company.

  CMMI is currently conducting basic research and patient evaluations in a number of areas of potential interest to the Company. Effective in July 1995, the Company amended its license agreement with CMMI to assist CMMI in complying with Internal Revenue Service criteria for their recently completed tax-exempt financing. Under the original terms of the license agreement, the Company had the right to an exclusive, worldwide license to manufacture and market potential products developed by CMMI (other than those funded by third parties) for specified royalty payments and on other specified terms. Under the amended license agreement, the Company maintains the right of first negotiation to obtain exclusive, worldwide licenses from CMMI to manufacture and market potential products and technology covered by the license agreement under terms representing fair market price, to be determined at the time the license is obtained.

  The amended license agreement terminates on December 31, 1999, with the Company having the right to seek good-faith negotiation to extend the agreement for an additional five-year period. The Company retains such amended licensing rights to inventions made during the term of the agreement for a period of five years from the time of disclosure. Prior to amendment, the license agreement terminated on December 11, 2010, with the Company having the right to extend the agreement for two additional five-year periods with specified minimum annual royalties to be paid during these two periods. The Company is in the process of evaluating what additional amendments to the license agreement may be necessary to satisfy Federal laws and rules, including recently issued National Institutes of Health Guidelines.

  The Company has reimbursed CMMI for expenses incurred on behalf of the Company, including amounts incurred pursuant to research contracts, in the amount of approximately $57,000, $548,000 and $426,000 during the years ended June 30, 1995, 1994 and 1993, respectively. The Company also provides CMMI with laboratory materials and supplies in connection with research conducted in areas of potential interest to the Company at no cost to CMMI.

  During the years ending June 30, 1995, 1994 and 1993, the Board of Directors of the Company authorized grants to CMMI of $300,000, $200,000 and $200,000, respectively, to support research and clinical work being performed at CMMI, such grants to be expended in a manner deemed appropriate by the Board of Trustees of CMMI.

10. License and Distribution Agreements
In July 1991, the Company entered into a Development and License Agreement
(the "Agreement") with Pharmacia, Inc. ("Pharmacia"   formerly Adria
Laboratories Division of Erbamont, Inc.), whose parent company is Sweden-based Pharmacia AB. Pursuant to the Agreement, the Company granted to Pharmacia an exclusive license to market and sell its CEA-Scan , AFP-Scan , and LymphoScan products for certain specified indications (the "products") in the United States and Canada. Also pursuant to the Agreement, in fiscal year 1993 the Company received non-refundable license fees of $1,000,000, which were recorded as revenue when received, and earned research and development revenue of $1,665,000 and $2,000,000 during the years ended June 30, 1995 and 1994, respectively.

  In June 1994, the Company and Pharmacia, in the context of discussions directed towards restructuring their relationship, agreed for the Company to regain its marketing and selling rights, whereby the Company assumed financial responsibility for all future clinical, marketing and selling activities for AFP-Scan and LymphoScan .

  On August 2, 1995, the Company announced that it had regained the North American marketing and selling rights for CEA-Scan from Pharmacia. The

Company is discussing with Pharmacia the amount of a final payment by Pharmacia to the Company to satisfy remaining obligations. Payments which have been received from Pharmacia to fund ongoing clinical trials for CEA-Scan will be recorded as income as the trials are conducted (see Note
6).

  In March 1995, the Company signed a License Agreement with Mallinckrodt Medical B.V., ("Mallinckrodt"), a leading producer and distributor of radiopharmaceuticals in Europe. Under the terms of the agreement, Mallinckrodt will market, sell and distribute CEA-Scan throughout Western Europe and in select Eastern European countries, subject to receipt of regulatory approval in the specified countries. In addition, the Company will manufacture CEA-Scan , for which Mallinckrodt will pay the Company a pre-determined royalty on Mallinckrodt sales.

  Domestic sales of the Company's in vitro diagnostic products represented approximately 76%, 27% and 19% of total sales during fiscal years 1995, 1994 and 1993, respectively. A distribution agreement with an international distributor expired in March 1993. For the nine months ended March 31, 1993, sales with this distributor were $395,000. In June 1994, the Company assigned to an independent third party all of the Company's manufacturing and marketing rights associated with its in vitro diagnostic products, excluding those rights relating to the Company's HAMA in vitro diagnostic product. In exchange for assigning these rights, the Company is to receive royalty payments through June 2003 on annual sales derived from such products. In fiscal 1995, the Company recorded royalty income of $120,000 on sales of these products by the licensee.

11. Commitments and Contingencies
On November 1, 1993, the Company and Dr. Goldenberg entered into a five-year employment agreement (the "Agreement") with an additional one-year assured renewal and thereafter automatically renewable for additional one-year periods unless terminated by either party as provided in the Agreement. Dr. Goldenberg will receive an annual base salary of not less than $220,000, subject to increases as determined by the Board of Directors.

  Pursuant to the Agreement, Dr. Goldenberg may engage in other business, general investment and scientific activities, provided such activities do not materially interfere with the performance of any of his obligations under the Agreement, allowing for those activities he presently performs for CMMI. The Agreement extends the ownership rights of the Company, with an obligation to diligently pursue all ideas, discoveries, developments and products, in the entire medical field, which, at any time during his past or continuing employment by the Company (but not when performing services for CMMI), Dr. Goldenberg has made or conceived or hereafter makes or conceives, or the making or conception of which he has materially contributed to or hereafter contributes to, all as defined in the Agreement (collectively "Goldenberg Discoveries").

  Further, pursuant to the Agreement, Dr. Goldenberg will receive, subject to certain restrictions, incentive compensation of 0.5% on the first $75,000,000 of all defined annual net revenue of the Company and 0.25% on all such annual net revenue in excess thereof (collectively

"Revenue Incentive Compensation"). With respect to the period that Dr. Goldenberg is entitled to receive Revenue Incentive Compensation on any given products, it will be in lieu of any other percentage compensation based on sales or revenue due him with respect to such products under this Agreement or the existing License Agreement between the Company and Dr. Goldenberg. With respect to any periods that Dr. Goldenberg is not receiving such Revenue Incentive Compensation for any products covered by patented Goldenberg Discoveries or by certain defined prior inventions of Dr. Goldenberg, he will receive 0.5% on cumulative annual net sales of, royalties, certain equivalents thereof, and, to the extent approved by the Board, other consideration received by the Company for such products, up to a cumulative annual aggregate of $75,000,000 and 0.25% on any cumulative annual aggregate in excess of $75,000,000 (collectively "Royalty Payments"). A $100,000 annual minimum payment will be paid in the aggregate against all Revenue Incentive Compensation and Royalty Payments. Dr. Goldenberg will also receive a percent, not less than 20%, to be determined by the Board, of net consideration (including license fees) which the Company receives for any disposition, by sale, license or otherwise (discussions directed to which commence during the term of his employment plus two years) of any defined Undeveloped Assets of the Company which are not budgeted as part of the Company's strategic plan.

  On February 1, 1994, the Company entered into a master lease agreement, which was subsequently amended, pursuant to which the Company may lease equipment for research, development and manufacturing purposes having an aggregate acquisition cost of up to $2,200,000. The basic lease payments under the master lease agreement are determined based on current market rates of interest at the inception of each equipment schedule take-down, and payable in monthly installments over a four-year period. The lease agreement contains an early purchase option, at an amount which is deemed to be fair value, exercisable no later than ninety days before the thirty-sixth installment is due. Under the lease agreement, continued compliance with certain financial ratios is required and, in the event of default, the Company will be required to provide an irrevocable letter of credit which is generally equal to the outstanding balance of lease payments due at the time of default. As of June 30, 1995, the Company has leased equipment aggregating $1,466,000 under the master lease agreement and recorded lease expense for fiscal 1995 of $332,000.

  The Company is obligated under two operating leases for facilities used for research and development, manufacturing and office space. The leases expire in October 1996 and May 1999, and contain renewal provisions as specified in the respective leases. The lease expiring in May 1999 provides for escalating lease payments and an option to purchase the facility, exercisable by the Company any time after December 1993, subject to certain terms and conditions as specified in the lease. Lease expense was approximately $495,000, $484,000 and $439,000 in fiscal years 1995, 1994 and 1993, respectively. Minimum lease commitments for facilities and equipment are as follows:

                1996             $878,000
                1997             $814,000
                1998             $804,000
                1999             $521,000
                Thereafter              0

  The Company has committed approximately $2,700,000 for the design, construction and equipping of a commercial manufacturing facility at its Morris Plains, New Jersey headquarters.

  On April 18, 1995, the Company announced that the United States
District Court for the District of New Jersey granted the Company's motion to dismiss the shareholder lawsuit that was filed June 2, 1994. The complaint alleged that public disclosures from January 30, 1992 through May 25, 1994 about the future prospects of the Company were fraudulent and misleading. The court held, among other things, that the claims made by the Plaintiff were "simply an insufficient basis on which to bring a securities fraud action." In May 1995, the Plaintiff filed an appeal, which is currently pending before the U.S. Court of Appeals for the Third Circuit.

  The Company is involved in various other claims and litigation arising in the normal course of business. Management believes, based on the opinion of counsel representing the Company in such matters, that the outcome of such claims and litigation will not have a material effect on the Company's financial position and results of operations.


Independent Auditors' Report

KPMG Peat Marwick LLP
To the Board of Directors and Stockholders of Immunomedics, Inc.:

We have audited the accompanying balance sheets of Immunomedics, Inc. as of June 30, 1995 and 1994, and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts an disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Immunomedics, Inc. as of June 30, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

Short Hills, New Jersey
July 27, 1995, except for the
third paragraph of Note 10
which is as of August 2, 1995

Price Range of Common Stock
  The Company's Common Stock is traded on The Nasdaq National Market under the symbol "IMMU". The table below sets forth for the periods indicated the high and low sales prices for the Company's Common Stock, as reported by The Nasdaq Stock Market.

  As of September 1, 1995, there were approximately 1,150 holders of record of the Company's Common Stock.

Fiscal Quarter Ended            High      Low
________________________________________________
September 30, 1993              8        5 3/4
December  31, 1993              7 5/8    5
March     31, 1994              6 1/2    4 3/8
June      30, 1994              5 7/8    2 7/8
________________________________________________
September 30, 1993              5 3/8    3
December  31, 1993              5 1/8    3
March     31, 1994              4 1/8    2 3/4
June      30, 1994              3 5/8    2 1/8